adidas-Salomon

02055083

02 SEP 27 AM 12

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
Germany
Phone (+49) 9132 / 84 - 2803
Fax (+49) 9132 / 84 - 3219

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington D.C. 20549

SUPPL

18. September 2002

adidas-Salomon AG
SEC Filing
Exemption pursuant to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Half Year Report 2002 (Attachment No. 1).

If you need further information, please do not hesitate to contact me.

Kind regards

Gabriele Dirian
Company Secretary

dlw 9/30

Attachment

Attachment 1

File No: 83-42 78


adidas-Salomon
adidas
FIRST HALF YEAR REPORT 2002

Financial Highlights (IAS)

- ✓ Underlying Group sales up 14% in the second quarter (10% in euro)
- ✓ Q2 EPS increases 4%
- ✓ Best adidas order backlogs since 1998, US footwear currency-neutral up 27%
- ✓ Biggest year-over-year debt reduction since Salomon acquisition

	2nd Quarter 2002	2nd Quarter 2001	Change	1st Half Year 2002	1st Half Year 2001	Change
Operating Highlights (euros in millions)						
Net sales	1,507	1,368	10.1%	3,144	2,927	7.4%
Income before taxes	42	47	(11.2%)	121	139	(12.7%)
Net income	25	24	3.9%	68	71	(3.3%)
Key Ratios (in %)						
Gross margin	44.8	45.2	(0.4pp)	43.2	43.3	(0.1pp)
SG&A expenses as a percent of net sales	38.7	38.3	0.4pp	36.4	35.2	1.2pp
EBITDA as a percent of net sales	6.4	7.5	(1.1pp)	7.1	8.6	(1.5pp)
Effective tax rate	36.5	42.9	(6.4pp)	40.1	42.8	(2.7pp)
Net income as a percent of net sales	1.7	1.8	(0.1pp)	2.2	2.4	(0.2pp)
Equity ratio	21.4	20.1	1.2pp	21.4	20.1	1.2pp
Balance Sheet Data (euros in millions)						
Total assets	4,398	4,459	(1.4%)	4,398	4,459	(1.4%)
Inventories	1,350	1,537	(12.2%)	1,350	1,537	(12.2%)
Receivables and other current assets	1,590	1,522	4.5%	1,590	1,522	4.5%
Working capital	1,444	1,484	(2.6%)	1,444	1,484	(2.6%)
Net total borrowings	1,849	2,061	(10.3%)	1,849	2,061	(10.3%)
Shareholders' equity	940	898	4.6%	940	898	4.6%
Per Share of Common Stock (euros)						
Earnings per share	0.56	0.54	3.9%	1.50	1.56	(3.3%)
Earnings per share (without goodwill amortization)	0.81	0.76	5.9%	2.00	2.00	0.0%
Operating cash flow per share	0.29	(1.87)	115.5%	0.29	(1.87)	115.5%
Share price at end of period	83.20	72.36	15.0%	83.20	72.36	15.0%
Other						
Number of employees at end of period	14,202	13,736	3.4%	14,202	13,736	3.4%
Number of shares outstanding	45,349,200	45,349,200	-	45,349,200	45,349,200	-

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

adidas-Salomon



Football Fever in Asia



New Technology in a³ Running Shoe

Dear Shareholders,

In many sports there is what's known as a "sweet spot" where the combination of just the right technique and timing allows the club or racket to meet the ball in a way that optimizes performance. When I look at adidas-Salomon today, I feel that we are in one of those "sweet spots". We've got strong products, our backlogs look great and we are a better organization than ever before. All this means that we are in a very good position as we move into the second half of 2002.

In the first half of 2002:

- We introduced a stream of new products, most featuring new technological and design innovations.
- With sales up 7% for the half year, we broke the 3 billion euro barrier at mid-year for the first time ever.
- In the US, we increased sales despite the tough retail environment.
- Our brand awareness grew through excellent showings at the Winter Olympics and at the 2002 FIFA World Cup™.
- And our backlogs, on a currency-neutral basis, are at their best level since 1998.

In North America, our turnaround is on track and getting stronger. In the second quarter, growth further accelerated to 9% in euro or 14% in constant dollars with sales improvements coming from virtually all adidas categories. As a result, sales grew 8% in the first half of 2002. adidas backlogs are up 15% in local currency - their highest level in 15 quarters.

Performance in both Asia and Europe benefited strongly from the World Cup, where adidas had its best experience ever in terms of exposure, overall sales and brand building. We grew football apparel sales 85% and footwear sales 14% in the first half year. And we are looking forward to continuing this activity with the women's football championship in China next year and the 2006 World Cup in our home market Germany.

Basketball, too, is coming on strong. We have great products, partners and most importantly orders that ensure we are well on our way to being the undisputed number two in this all-important category. Just recently we signed Tracy McGrady to a lifetime contract and we have already made his shoe a number one selling shoe in the United States. Our strong efforts in basketball have led to a sales increase of over 60% globally so far this year.

adidas-Salomon


Yohji Yamamoto
Sport Style Creative Director


adidas Basketball Star
Tracy McGrady

And we are not stopping in our desire to create a strong and flexible organization. In July, we announced the completion of our three-divisional structure at brand adidas with the addition of the Sport Style division and products that will be created by Yohji Yamamoto.

In addition to the great news coming from brand adidas, there were also positive developments at Salomon and TaylorMade-adidas Golf. At Salomon, half year sales were consistent with prior-year figures, despite difficult global winter markets. And at TaylorMade-adidas Golf, sales continued to grow at double-digit rates in all regions.

Our commitment to tight financial management is also demonstrated by the Group's half year results. Inventories were 12% better than the prior year despite a higher order book and receivables grew only 4%, considerably behind sales in the second quarter. As a result of our operational achievements, a strengthening euro and positive working capital developments, net debt for the Group declined 10% or € 212 million versus the prior year. This is our biggest year-over-year improvement since the Salomon acquisition in 1997.

Bringing all this together, we believe adidas-Salomon is currently in a very good position. Of course, there are challenges for us. Economic signals clearly remain mixed. Retail weakness continues in Europe. The US golf market as well as the global inline skate and winter markets are all under pressure.

We are, however, definitely on target to deliver sales growth of at least 5% at the Group level for this year. This will be driven by gains in all brands and regions with the exception of Latin America and Salomon where continued difficulties in the region and the winter market respectively hinder our ability to make precise estimates.

As a result, we reiterate our 2002 targets, in particular with earnings growth of 5 to 10% for the year. We have a great team. And we have the passion and the products we need to continue to improve and win in the marketplace.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer

2002 Weekly Share Price Development


110
100
90
80
Jan. 02, 2002
June 28, 2002
adidas-Salomon
DAX-30
Standard & Poor's 500 Footwear Index

Exchange Rates € 1 equals	Spot rates at June 30, 2002	Spot rates at March 31, 2002
USD	0.9975	0.8724
JPY	118.20	115.51

The Share

Stable share price despite turbulent markets

In the first half of 2002, the adidas-Salomon share outperformed both the DAX-30, Germany's premiere stock index, and the Standard & Poor's 500 Footwear Index, which comprises the major footwear competitors in America. Following the significant improvement of the adidas-Salomon stock price in 2001 (+28%), profit-taking characterized the share price performance during the first two months of the year. Improvements in March, which were mainly driven by growing consumer confidence, were followed by declines in April after disappointing quarterly results from the sporting goods industry were released into a generally negative market climate. In contrast, adidas-Salomon's first quarter 2002 results exceeded market expectations, driving a strong improvement in the adidas-Salomon share price and leading to a 33-month share price high in May. Accounting scandals continued to plague the financial markets in June, which led to a decline in the performance of all leading indicators as well as the adidas-Salomon share. As a result, the share price on June 30 was virtually unchanged versus the year-end at € 83.20. In the same period, the DAX-30 as well as the Standard & Poor's 500 Footwear Index of US competitors declined by 15% and 4% respectively.

Compared to the first half of 2001, the adidas-Salomon stock price improved strongly. It outperformed the DAX-30 by 43 percentage points. While the index itself has declined 28% in the 12-month period, adidas-Salomon was the top performer with a gain of 15%.

The Market

Economic environment remains uncertain

During the first half of 2002, global markets remained under pressure. In the United States, continued growth in private consumption drove modest economic improvement in the first quarter. However, growth slowed as US confidence declined in June and the US dollar depreciated strongly against major international currencies. In Europe, consumption was low throughout the half year, particularly in Central Europe. Drivers of this development were the skeptical response by consumers to the euro introduction and the negative retail environment. In Japan, the economy continues to perform at low levels. Export-driven growth has been offset by low domestic demand.

Major sports events provide exposure for sporting goods market

The sporting goods sector enjoyed high visibility in the first half of 2002 due to the Winter Olympics and the 2002 FIFA World Cup™. Retailers, however, were confronted by skeptical consumers which led to moderate declines in Europe and largely stable but strongly promotional sales in the US. Japanese retailers enjoyed World Cup driven improvements, although the sustainability of this growth for the rest of the year remains in question.

First Half Year Net Sales for the Group
(euros in millions)


1998
2,529
1999
2,584
2000
2,765
2001
2,927
2002
3,144

First Half Year 2002 Net Sales by Region


Latin America
3%
Asia
17%
Europe
49%
North America
31%

adidas-Salomon

Underlying sales for the Group increase 14% in Q2

Net sales for adidas-Salomon increased by 10% (or 14% currency-neutral) from € 1.4 billion in 2001 to € 1.5 billion in the second quarter of 2002. Increasing momentum led to higher underlying sales at all brands versus the first quarter of 2002. As a result, Group sales increased 7% (or 9% currency-neutral) from € 2.9 billion last year to € 3.1 billion in the first half of 2002, exceeding the Group's full year sales target of at least 5% growth.

All product segments developed positively. Apparel sales grew 7% from € 1.0 billion in the first half of 2001 to € 1.1 billion in the same period 2002. This was largely driven by the football category, where sales grew 85%. Footwear revenues for the Group increased 6% year-over-year from € 1.4 billion to € 1.5 billion. The main driver of this positive development was a 50% increase in basketball sales. Hardware revenues grew 11% from € 512 million to € 570 million, fueled by the Football World Cup and new sales from the Maxfli and Slazenger Golf brands.

Strong improvements at adidas and TaylorMade-adidas Golf

adidas brand sales increased 7% from € 2.4 billion in the first half of 2001 to € 2.6 billion in 2002 with major contributions coming from Asia and North America. At TaylorMade-adidas Golf, sales reached € 379 million in the first six months of 2002, representing an increase of 17% from € 325 million in the prior year with double-digit development coming from all regions. Maxfli and Slazenger Golf sales contributed € 62 million to this development. Salomon sales remained stable at € 194 million versus the prior year. Growth in Europe and Latin America compensated for sales declines in Asia and North America.

Asia and North America on growth path

Group sales in Asia reached € 539 million in the first half year. This represents an increase of 26% versus € 429 million in the prior year period. This improvement was 31% on a currency-neutral basis and was largely the result of the 2002 FIFA World Cup™ which drove 29% sales growth at brand adidas in the region. TaylorMade-adidas Golf sales grew strongly, increasing 24% versus the prior year. Salomon sales declined 28% from a small base due to poor winter conditions and lower emphasis on outdoor sports.

In North America, Group sales increased 8% from € 885 million in the first half of 2001 to € 953 million in 2002. On a currency-neutral basis, this increase was also 8%. Brand adidas sales grew 8% with a strong sales development in the basketball and running categories. Sales at Salomon declined 4% compared to the prior year due to a poor winter season for the industry and a decline in the market for inline skates. Sales at TaylorMade-adidas Golf increased 12%, as first-time inclusion of Maxfli and Slazenger Golf sales more than offset lower underlying sales for the TaylorMade brand in North America.

First Half Year 2002 Net Sales Growth by Brand and Region*

(in %)	Europe	North America	Asia	Latin America	Total
adidas	1	8	29	(5)	7
Salomon	8	(4)	(28)	4	0
TaylorMade-adidas Golf	22	12	24	-	17
Total	3	8	26	(5)	7

* Versus the prior year

First Half Year Gross Margin
(in %)

1998	42.4
1999	44.3
2000	43.4
2001	43.3
2002	43.2

Target range 41 to 43%

In Europe, Group sales developed positively, growing 3% to reach € 1.6 billion in the first half of 2002 versus € 1.5 billion in the same period of 2001. TaylorMade-adidas Golf led this development with an increase of 22%. The main drivers of this growth were double-digit sales increases in the metalwood and putter categories. Salomon sales grew 8% with an increase in sales coming from all product categories except inline skates. adidas sales grew 1%, supported by strong growth in the football category.

In Latin America, Group sales declined 5% from € 82 million in the first half of 2001 to € 78 million in the same period of 2002 as a result of negative currency translation effects. Currency-neutral sales increased 19%.

High gross margin maintained

In the second quarter of 2002, the Group's gross margin declined 0.4 percentage points from 45.2% to 44.8%. Gross margin improvements at brand adidas largely due to a lower level of clearance sales were offset by gross margin declines at TaylorMade-adidas Golf. As a result, the Group's gross margin in the first half of 2002 declined 0.1 percentage points from the prior year's 43.3% to 43.2%. This is above the Group's 41 to 43% long-term gross margin target.

Operating expenses increase driven by Football World Cup

Operating expenses as a percent of sales in the second quarter of 2002 were 40.2%. This represents an increase of 0.4 percentage points versus the second quarter of 2001. As a result, in the first six months of 2002 operating expenses as a percent of sales increased 1.4 percentage points on a year-over-year basis to reach 37.9%. This development reflects spending on key strategic initiatives, which was heavily weighted in the first half, including marketing expenses for the 2002 FIFA World Cup™, expansion of the adidas own-retail activities and start-up activities associated with the purchase of adidas Italy. However, these additional expenses were partially offset by positive one-time effects of € 23 million. As a result, operating profit declined by 16% to € 167 million compared to € 198 million for the same period in the previous year.

Financial expenses decrease in the first half year

Financial expenses increased 4% from € 26 million in the second quarter of 2001 to € 27 million in 2002. In the first half of 2002, financial expenses were € 46 million, representing a decrease of 23% versus € 59 million in the same period in the previous year. This was largely due to significantly lower interest expenses which were driven by both lower average interest rates and the average debt level. Income before taxes was € 121 million, down 13% compared to € 139 million in the same period in 2001, but in line with the expected earnings development for the year.


First Half Year Equity Ratio*
(in %)
1998
12.3
1999
14.7
2000
18.4
2001
20.1
2002
21.4
*As at June 30

Q2 EPS increases 4%

Net income for the second quarter increased 4% from € 24 million in 2001 to € 25 million in 2002, taking earnings per share to € 0.56 for the second quarter of 2002 compared to € 0.54 in 2001. As a result, net income for the half year declined 3% from € 71 million in the first half of 2001 to € 68 million in the first half of 2002. This development was in line with expectations. *Earnings per share were € 1.50* versus € 1.56 in the first half of 2001.

In addition to strong top-line growth this development was supported by a favorable earnings mix which led to a tax rate improvement of 2.7 percentage points to 40.1% *in the first half of 2002* compared to 42.8% in the same period in 2001. Minority interests decreased 50% from the same period in the previous year to € 4 million, following the acquisition of the remaining shares of adidas Italy early in the year.

Biggest year-over-year debt reduction since Salomon acquisition

At the end of June, *inventories for the Group* decreased 12% versus the previous year. Receivables increased 4%, which was less than sales growth in the second quarter. As a result of these working capital improvements and the strengthening euro, net debt for the Group decreased 10% from € 2.1 billion at the end *of the first half of 2001 to € 1.8 billion* at the end of the first half of 2002. This represents a debt reduction of € 212 million versus the prior year and is the best year-over-year debt reduction since the acquisition of Salomon in 1997.

Shareholders' equity improved

The positive earnings development in the last 12 months led to an improvement in shareholders' equity of 5% from € 898 million at the end of June 2001 to € 940 million at the end of June 2002. As a result, the equity ratio improved by 1.2 percentage points from 20.1% in the previous year to 21.4% at the end of June 2002 despite negative currency translation effects.

adidas at a Glance (euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	2,554	2,394	7%
Gross margin	39.5%	39.3%	0.3pp
Operating profit	146	192	(24%)

adidas

Underlying adidas sales grow in all regions

Total adidas sales grew 10% in the second quarter from € 1.1 billion in 2001 to € 1.2 billion in 2002; restated this growth rate was 14%. Sales momentum grew in the second quarter as the 2002 FIFA World Cup™ fueled sales growth in Asia to 34% (+42% currency-neutral). Underlying sales were also positive in all other regions in the second quarter of 2002 with sales growing in North America by 8% (+13% currency-neutral), in Europe 5% (+6% currency-neutral) and declining only in Latin America 4% (+34% currency-neutral). In the first half of 2002, adidas sales grew 7% year-over-year from € 2.4 billion to € 2.6 billion. Currency-neutral, this represents an increase of 8%. Positive underlying sales developments were recorded in all regions. In euro, sales grew strongest in Asia at 29%, while in North America sales grew 8% versus the prior year. In Europe, sales increased 1% for the first six months.

Sales up in Sport Performance and Sport Heritage divisions

The Sport Performance division's sales grew 3% to € 2.1 billion compared to € 2.0 billion in the first half of the prior year with strong gains in the basketball and football categories. Sales from the Sport Heritage division grew 27% to € 461 million versus € 363 million in the prior year with strong growth coming from all regions, particularly Asia.

Gross margin improves for the first time in eight quarters

Gross margin at brand adidas improved 0.3 percentage points to 39.5% compared to 39.3% in the first six months of 2001. Increasing adidas own-retail sales and a lower level of clearance sales as a result of improved inventory management contributed to this development.

Operating profit reflects higher marketing expenses

Operating expenses grew 15% from € 748 million in the first half year 2001 to € 864 million or 33.8% of adidas sales in the first half of 2002. This 2.6 percentage point increase year-over-year reflects additional expenses associated with the expansion of own-retail activities, start-up expenses related to the purchase of adidas Italy and in particular expenses associated with the 2002 FIFA World Cup™ in May and June. As a result, the operating profit at adidas declined 24% from € 192 million in 2001 to € 146 million for the first half of 2002.

Salomon

Salomon at a Glance (euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	194	194	0%
Gross margin	34.6%	36.4%	(1.8pp)
Operating profit	(56)	(54)	(4%)

Salomon sales stable despite tough markets

Sales for Salomon in the second quarter of 2002 declined 3% from € 73 million in 2001 to € 71 million in 2002. Currency-neutral, sales grew 2% in the second quarter driven by strong growth in Europe. In the first six months of 2002, Salomon sales development was stable at €194 million despite continued pressure in the winter and inline skate markets.
On a currency-neutral basis, Salomon sales grew 1%. Regionally, 8% sales growth in Europe compensated for sales declines in North America and Asia of 4% and 28% respectively. Solid improvements came from apparel and gear sales at Salomon as well as higher sales at Mavic. All grew at double-digit rates. The skateboard segment also grew strongly from a small base.

Gross margin decline reflects difficult market conditions

Gross margin at Salomon declined 1.8 percentage points from 36.4% in the first six months of 2001 to 34.6% in the same period of 2002. This largely reflects the effect of higher clearance sales in winter sports and inline skates. As a result, gross profit declined 5% from € 71 million in the first half of 2001 to € 67 million in 2002.

Operating expenses lowered by synergies between Salomon and Mavic

Operating expenses were reduced 1% to € 123 million in the first half of 2002 compared to € 124 million in the same period of the previous year. This equals 63.4% of Salomon sales for the first half and represents an improvement of 0.8 percentage points versus the prior year. This reduction reflects an improving cost structure following the integration of the Salomon and Mavic brands. However, due to the reduction in Salomon's gross profit, operating profit declined 4% from minus € 54 million in the first half of 2001 to minus € 56 million in 2002.

TaylorMade-adidas Golf

TaylorMade-adidas Golf at a Glance (euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	379	325	17%
Gross margin	49.1%	53.4%	(4.3pp)
Operating profit	43	53	(19%)

TaylorMade-adidas Golf sales increase 17%

In the second quarter, TaylorMade-adidas Golf sales increased 19% from € 171 million in 2001 to € 203 million representing a growth of 23% on a currency-neutral basis. As a result, TaylorMade-adidas Golf sales grew 17% year-over-year from € 325 million in 2001 to € 379 million, or 18% on a currency-neutral basis, in the first six months of 2002. This development reflects double-digit growth in all regions with revenues up 24% in Asia, 22% in Europe and 12% in North America. On a product basis, metalwoods grew strongly in Europe and Asia and the introduction of the new Rossa putter spurred growth of over 70% in the putter category. Furthermore, the first-time inclusion of Maxfli and Slazenger Golf products contributed € 62 million to TaylorMade-adidas Golf sales in the first half of 2002.

Gross profit increases driven by top-line growth

In the first half of 2002, TaylorMade-adidas Golf increased gross profit by 7% from € 174 million in the previous year to € 186 million, despite a gross margin decline of 4.3 percentage points to 49.1% (53.4% in 2001). This decline in gross margin reflects higher clearance sales of golf products overall in the US market, which could not be fully compensated for by the first-time contribution of Maxfli and Slazenger Golf.

Operating profit affected by expenses associated with Maxfli and Slazenger Golf

TaylorMade-adidas Golf operating expenses increased in the first half of 2002 by 19% from € 120 million in 2001 to € 143 million. This represents higher sales and marketing expenditures in Asia to support the significantly higher sales base which has developed in the region over the last two years as well as marketing expenses associated with the start-up activities of Maxfli and Slazenger Golf. As a result of the development of gross margin and operating expenses, the operating profit decreased 19% to € 43 million in 2002 compared to € 53 million in the first half of 2001.

adidas Order Backlogs by Product Category and Region

Change in %*	Europe	North America	Asia	Total
Footwear	13	8	21	12
Apparel	(5)	(14)	(5)	(8)
Total	4	(2)	8	2

* As at June 30, 2002, change year-over-year

adidas Order Backlogs by Product Category and Region currency-neutral

Change in %*	Europe	North America	Asia	Total
Footwear	17	27	36	23
Apparel	(3)	1	7	0
Total	7	15	21	11

* As at June 30, 2002, change year-over-year

Development of adidas Order Backlogs*


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
(1.0%)
(2.0%)
(3.0%)
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Total in euro
Total currency-neutral

* At end of quarter, change year-over-year

Outlook

Best adidas order backlogs since 1998

Backlogs for the adidas brand are reported in euro as at the end of each accounting period. As a result, currency variations on specific dates can impact reported backlogs strongly. At the end of June, underlying order backlog growth was 11%, representing the strongest development in 15 quarters. In euro, however, this increase was 2% versus the prior year as a result of the strong appreciation of the euro versus the US dollar at the end of June.

The strongest backlog growth came from Asia, where improved brand positioning is driving higher orders. Total backlogs grew 21% on a currency-neutral basis, or 8% in euro. Footwear backlogs increased 36% in constant currency (+21% in euro). Apparel backlogs rose 7% on a currency-neutral basis, although orders declined 5% in euro.

In North America, backlogs increased 15% on a currency-neutral basis (-2% in euro). The major driver of this development was the 27% currency-neutral increase in footwear backlogs (+8% in euro). Apparel orders also grew for the first time in more than three years to +1% on a currency-neutral basis (-14% in euro).

In Europe, backlogs increased 7% currency-neutral (+4% in euro) supported by strong growth in footwear, which increased 17% currency-neutral (+13% in euro). Apparel backlogs declined 3% in constant currency (-5% in euro), as a result of ongoing market difficulties.

Group sales on track to reach 5% growth target

adidas-Salomon remains confident regarding its 2002 top-line growth target of at least 5%. adidas order backlogs as well as retailer feedback for TaylorMade-adidas Golf indicate that the positive sales development achieved in the first half of 2002 will continue in the second half.

On a full year basis, double-digit sales growth is expected for brand adidas in Asia and North America as well as for TaylorMade-adidas Golf. A strong back-to-school product line-up is expected to drive adidas sales in the third quarter. The newly-launched 500 Series driver will be a contributor to TaylorMade-adidas Golf revenues. Salomon sales development is likely to be stable as the difficult market conditions of the last winter season are expected to remain for the rest of the year.

Full year earnings growth of 5 to 10% confirmed

The development of net income in the first half of 2002 confirms the Group's full year earnings growth target of 5 to 10%. After higher operating expenses in the first half, selling, general and administrative expenses as a percentage of sales are expected to return to levels more in line with 2001 in each of the remaining quarters. As a result, earnings momentum should accelerate throughout the remainder of the year.

Consolidated Balance Sheet (IAS)

(euros in millions)	June 30 2002	June 30 2001	Change in %	December 31 2001
Cash and cash equivalents	86	91	(6.0)	85
Accounts receivable	1,261	1,217	3.7	1,253
Inventories	1,350	1,537	(12.2)	1,273
Other current assets	328	305	7.6	267
Total current assets	3,026	3,151	(4.0)	2,878
Property, plant and equipment, net	359	351	2.3	378
Goodwill, net	642	600	7.1	580
Other intangible assets, net	82	84	(2.0)	91
Deferred tax assets	180	170	6.2	148
Other non-current assets	107	104	2.9	108
Total non-current assets	1,372	1,309	4.8	1,305
Total assets	4,398	4,459	(1.4)	4,183
Short-term borrowings	262	474	(44.8)	196
Accounts payable	650	614	5.8	630
Income taxes	113	79	43.4	111
Accrued liabilities and provisions	360	384	(6.2)	347
Other current liabilities	198	117	69.1	110
Total current liabilities	1,582	1,667	(5.1)	1,394
Long-term borrowings	1,674	1,681	(0.4)	1,570
Pensions and similar obligations	94	90	5.4	92
Deferred tax liabilities	49	65	(25.1)	42
Other non-current liabilities	11	10	17.5	13
Total non-current liabilities	1,828	1,846	(0.9)	1,716
Minority interests	48	49	(1.5)	58
Shareholders' equity	940	898	4.6	1,015
Total liabilities, minority interests and shareholders' equity	4,398	4,459	(1.4)	4,183

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS) – 2nd Quarter

(euros in millions)	2nd Quarter 2002	2nd Quarter 2001	Change
Net sales	1,507	1,368	10.1%
Cost of sales	832	750	11.0%
Gross profit	**675**	**619**	**9.0%**
(in % of net sales)	44.8%	45.2%	(0.4pp)
Selling, general and administrative expenses	582	524	11.2%
(in % of net sales)	38.7%	38.3%	0.4pp
Depreciation and amortization (excl. goodwill)	23	21	12.6%
Operating profit	**69**	**74**	**(7.0%)**
(in % of net sales)	4.6%	5.4%	(0.8pp)
Goodwill amortization	11	10	10.7%
Royalty and commission income	12	9	28.9%
Financial expenses, net	27	26	3.9%
Extraordinary income	0	1	(100.0%)
Income before taxes	**42**	**47**	**(11.2%)**
(in % of net sales)	2.8%	3.5%	(0.7pp)
Income taxes	15	20	(24.4%)
(in % of income before taxes)	36.5%	42.9%	(6.4pp)
Net income before minority interests	**27**	**27**	**(1.3%)**
Minority interests	(1)	(3)	(47.9%)
Net income	**25**	**24**	**3.9%**
(in % of net sales)	1.7%	1.8%	(0.1pp)
Earnings per share (in euros)	*0.56*	*0.54*	*3.9%*

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS) – 1st Half Year

(euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	3,144	2,927	7.4%
Cost of sales	1,786	1,659	7.6%
Gross profit	**1,358**	**1,268**	**7.2%**
(in % of net sales)	43.2%	43.3%	(0.1pp)
Selling, general and administrative expenses	1,145	1,029	11.2%
(in % of net sales)	36.4%	35.2%	1.2pp
Depreciation and amortization (excl. goodwill)	46	40	16.0%
Operating profit	**167**	**198**	**(15.7%)**
(in % of net sales)	5.3%	6.8%	(1.5pp)
Goodwill amortization	22	20	11.8%
Royalty and commission income	22	19	18.8%
Financial expenses, net	46	59	(22.8%)
Extraordinary income	0	1	(100.0%)
Income before taxes	**121**	**139**	**(12.7%)**
(in % of net sales)	3.9%	4.7%	(0.9pp)
Income taxes	49	59	(18.3%)
(in % of income before taxes)	40.1%	42.8%	(2.7pp)
Net income before minority interests	**73**	**79**	**(8.5%)**
Minority interests	(4)	(9)	(49.8%)
Net income	**68**	**71**	**(3.3%)**
(in % of net sales)	2.2%	2.4%	(0.2pp)
Earnings per share (in euros)	*1.50*	*1.56*	*(3.3%)*

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Cash Flows (IAS)

(euros in millions)	1st Half Year 2002	1st Half Year 2001
Operating activities:		
Income before taxes	121	139
Adjustments for:		
Depreciation and amortization (incl. goodwill)	77	66
Unrealized foreign exchange losses/(gains), net	60	(28)
Interest income	(3)	(7)
Interest expense	37	59
Gains on sales of property, plant and equipment, net	(8)	(3)
Operating profit before working capital changes	**285**	**226**
Increase in receivables and other current assets	(198)	(63)
Increase in inventories	(139)	(177)
Increase in accounts payable and other current liabilities	199	43
Cash provided by operations	**147**	**28**
Interest paid	(36)	(61)
Income taxes paid	(97)	(51)
Net cash provided by/(used in) operating activities	**13**	**(85)**
Investing activities:		
Purchase of goodwill and other intangible assets	(78)	(14)
Purchase of property, plant and equipment	(48)	(73)
Proceeds from sale of property, plant and equipment	13	11
Acquisition of subsidiaries net of cash acquired	(18)	(20)
(Increase)/Decrease in investments and other non-current assets	(14)	16
Interest received	3	7
Net cash used in investing activities	**(142)**	**(73)**
Financing activities:		
Increase in long-term borrowings	100	64
Dividends of adidas-Salomon AG	(42)	(42)
Dividends to minority shareholders	(3)	(51)
Increase in short-term borrowings	80	169
Net cash provided by financing activities	**135**	**140**
Effect of exchange rates on cash	**(6)**	**4**
Increase/(Decrease) in cash and cash equivalents	1	(13)
Cash and cash equivalents at beginning of year	85	105
Cash and cash equivalents at end of period	**86**	**91**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Changes in Equity (IAS)

(euros in millions)	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2000	116	8	(5)		697	815
Cumulative effect of the adoption of IAS 39, net of tax				(1)		(1)
Restated balance at January 1, 2001	116	8	(5)	(1)	697	815
Net income					71	71
Dividend payment					(42)	(42)
Net effect of cash flow hedges				15		15
Currency translation			39			39
Balance at June 30, 2001	116	8	34	15	726	898
Balance at December 31, 2001	116	8	10	18	864	1,015
Net income					68	68
Dividend payment					(42)	(42)
Net effect of cash flow hedges				(63)		(63)
Net effect of net investments in foreign subsidiaries				1		1
Currency translation			(39)			(39)
Balance at June 30, 2002	116	8	(29)	(44)	890	940

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Notes to Interim Consolidated Financial Statements (IAS)

1. Basis of preparation

The unaudited consolidated interim financial statements for the six months ended June 30, 2002 of adidas-Salomon AG and its subsidiaries (collectively the "Company" or "adidas-Salomon") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Accounting Standards" - "IAS"). The Company applied all International Accounting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee "SIC" effective as at June 30, 2002.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ended December 31, 2001; additionally the Company applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2001 annual financial statements. The results of operations for the first six months ended June 30, 2002 are not necessarily indicative of results to be expected for the entire year.

2. Seasonality

The sales of the Company in certain product categories are seasonal and therefore sales and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Company's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3. Major acquisitions

Effective January 1, 2002 the Company assumed full ownership of its former, already fully consolidated joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment.

4. Segment reporting

Financial information in accordance with the management approach is presented on pages 19-20 of this report.

Compared to the 2001 annual financial statements the aggregation of the segments has been reorganized. In accordance with Management responsibility and internal reporting, Mavic is no longer reported as a separate segment category. The Mavic brand is now included in Salomon.

At the beginning of January 2002, the Company took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger Group. Sales and earnings from these brands are included in the TaylorMade-adidas Golf segment.

In addition, the Company took over Arc'Teryx (see also Note 3) which is reported under the Salomon segment.

5. Selling, general & administrative expenses

adidas-Salomon released a provision for risks from a lawsuit after the successful completion of this suit. In addition, the Company realized a profit in connection with a sale and leaseback transaction within the first half of the fiscal year 2002. These items are recorded within SG&A and positively affected operating profit by € 23 million.

6. Subsequent events

On July 1, 2002 adidas-Salomon assumed control retroactively from January 1, 2002 over its distribution partner and licensee for Salomon products in Denmark, SC IMPORT ApS (renamed to Salomon Danmark ApS), by acquiring 100% of the shares.

Additionally, the Company purchased 10% of the shares of the recently founded FC Bayern München AG for an amount of € 77 million on July 20, 2002.

7. Other information

As recommended by the Management, a dividend of € 0.92 per share totaling € 41,721,264 was paid following the approval of the Annual General Meeting held on May 8, 2002.

Herzogenaurach, August 2, 2002
The Executive Board of adidas-Salomon AG

Segmental Information by Brand

(euros in millions)	2nd Quarter 2002	2nd Quarter 2001	1st Half Year 2002	1st Half Year 2001
adidas				
Net sales	1,224	1,117	2,554	2,394
Gross profit	491	441	1,009	940
Gross margin	40.1%	39.4%	39.5%	39.3%
Operating profit	21	55	146	192
Salomon				
Net sales	71	73	194	194
Gross profit	27	28	67	71
Gross margin	37.8%	38.2%	34.6%	36.4%
Operating profit	(29)	(34)	(56)	(54)
TaylorMade-adidas Golf				
Net sales	203	171	379	325
Gross profit	98	97	186	174
Gross margin	48.2%	56.5%	49.1%	53.4%
Operating profit	29	36	43	53
HQ/Consolidation				
Net sales	8	7	17	14
Gross profit	59	53	96	84
Operating profit	47	17	34	7
Total				
Net sales	1,507	1,368	3,144	2,927
Gross profit	675	619	1,358	1,268
Gross margin	44.8%	45.2%	43.2%	43.3%
Operating profit	69	74	167	198

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Region

(euros in millions)	2nd Quarter 2002	2nd Quarter 2001	1st Half Year 2002	1st Half Year 2001
Europe				
Net sales	702	661	1,553	1,513
Gross profit	300	269	619	606
Gross margin	42.6%	40.5%	39.7%	39.9%
Operating profit	82	80	214	242
North America				
Net sales	478	440	953	885
Gross profit	190	180	369	348
Gross margin	38.4%	39.4%	37.5%	38.1%
Operating profit	37	43	55	59
Asia				
Net sales	279	216	539	429
Gross profit	143	103	268	205
Gross margin	51.1%	47.5%	49.5%	47.5%
Operating profit	31	22	67	57
Latin America				
Net sales	39	41	78	82
Gross profit	18	18	32	33
Gross margin	45.1%	43.3%	41.1%	40.8%
Operating profit	6	6	11	7
HQ/Consolidation				
Net sales	10	11	21	19
Gross profit	24	49	70	75
Operating profit	(87)	(76)	(180)	(167)
Total				
Net sales	1,507	1,368	3,144	2,927
Gross profit	675	619	1,358	1,268
Gross margin	44.8%	45.2%	43.2%	43.3%
Operating profit	69	74	167	198

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Executive Board/Supervisory Board

Executive Board

Herbert Hainer
Chairman, Chief Executive Officer

Glenn Bennett
Global Operations

Manfred Ihle
Legal and Environmental Affairs

Michel Perraudin
Human Resources and Administration

Robin Stalker
Finance

Erich Stamminger
Global Marketing

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer*
Deputy Chairman

Sabine Bauer*

Gerold Brandt

David Bromilow

Herbert Müller*

Hans Ruprecht*

Charles Thomas Scott

Heidi Thaler-Veh*

Christian Tourres

Klaus Weiss*

* Employee representative

Financial Calendar 2002/2003

September 25	Investor Day
November 7	Nine Months Results Conference Call/Webcast
March 11	2002 Results Analyst and Press Conference Conference Call/Webcast
April 30	First Quarter Results Conference Call/Webcast
May 8	Annual General Meeting (Fürth, Bavaria) Webcast
May 9	Dividend Paid*
August 6	First Half Year Results Conference Call/Webcast

* Subject to Annual General Meeting approval

adidas-Salomon AG

World of Sports
91074 Herzogenaurach
Germany

Tel.: +49 (0) 9132 84-0
Fax: +49 (0) 9132 84-2241
Internet: www.adidas-Salomon.com

Investor Relations

Tel.: +49 (0) 9132 84-2920 / 3584
Fax: +49 (0) 9132 84-3127
E-Mail: investor.relations@adidas.de
Internet: www.adidas-Salomon.com/en/ir/

adidas-Salomon is a member of DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

Concept, Design and Realization

adidas-Salomon AG
Kirchhoff Consult AG